Exhibit 3.4

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

BUMBLE BEE FOODS, LLC

This Fourth Amended and Restated Limited Liability Company Operating Agreement (the “Agreement”) of Bumble Bee Foods, LLC, a Delaware limited liability company (the “Company”) is made and entered into as of November 18, 2008 by Bumble Bee Holdings, Inc. (formerly known as Castleberry’s Food Company), a Georgia corporation (“BB Holdings”), as the sole member (the “Member”) of the Company.

WHEREAS, the Company was formed on April 17, 2003;

WHEREAS, BB Holdings is the sole member of the Company and wishes to amend and restate the Existing Agreement.

NOW, THEREFORE, the BB Holdings hereby amends and completely restates the Existing Agreement to provide for and reflect the foregoing transactions, and to provide for the governance of the Company, among other things, as follows:

Article I.

ORGANIZATIONAL MATTERS

Section 1.01 Formation. The Company was formed under the Delaware Limited Liability Company Act (6 Del. C. § 18.101 et seq.) as the same may be amended from time to time (the “Act”) and is subject to the terms, provisions and conditions set forth in this Agreement.

Section 1.02 Name. The name of the Company is Bumble Bee Foods, LLC. The Board of Managers may change the name of the Company or adopt such trade or fictitious names for the Company as it may determine from time to time.

Section 1.03 Registered Office and Registered Agent. The location of the registered office of the Company in Delaware shall be National Registered Agents, Inc., which maintains an office at 9 East Loockerman Street, Suite 1B, City of Dover, County of Kent 19901, or such other Person as the Managers may from time to time select. The registered office of the Company in the State of Delaware shall be c/o National Registered Agents, Inc., 9 East Loockerman Street, Suite 1B, City of Dover, County of Kent 19901.

Section 1.04 Principal Place of Business. The location of the principal place of business of the Company shall be 9655 Granite Ridge Drive, Suite 100, San Diego, CA 92123, or at such other place as the Managers may from time to time select.

Section 1.05 Purpose. The purposes of the Company shall be to conduct any lawful business or activity which may be engaged in by a limited liability company organized under the Act, as such business activities may be determined by the Board of Managers from time to time. The Company shall have the power to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of such purposes, and for the protection and benefit of its business. The Company shall not conduct any business in any jurisdiction if a license is required to conduct such business unless such license is first obtained.

Section 1.06 Members and Ownership Interests. Each Member shall own an interest in the Company as set forth on Schedule I (each a Member’s “Percentage Interest”). Additional Members shall be admitted the Company only with the consent of the Member. Schedule I shall be amended to reflect the addition of a Member, or any change to the Members’ Percentage Interests.

Section 1.07 Term. The term of the Company shall continue until the Company is dissolved and terminated in accordance with the provisions of Article VII. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation of the Company.

Section 1.08 Recordation and MMO. The Company shall execute, file and record, in a timely manner, any and all certificates, notices, statements and other documents required under the Delaware Limited Liability Company Act, as amended (the “Act”).

Article II.

MANAGEMENT

Section 2.01 Board of Managers.

(a)	The business, property and affairs of the Company shall be managed by or under the direction of the Board of Managers. No individual Member shall have the authority to bind the Company without the prior written approval of the Board of Managers. The Board of Managers shall have the authority to appoint the officers of the Company and to assign to such officers duties as the Board of Managers shall determine

(b)	The Board of Managers shall consist of four members (each a “Manager”) unless such number of members is increased or decreased by the Member. As of the date hereof, the Board of Managers shall consist of the following individuals: Christopher Lischewski, Howard Brodie, Huw Thomas, Norman Chirite and Bernard Valcourt.

(c)	Each Manager shall act and have the same fiduciary duties with respect to the Company and its Members as he or she would have if (i) the Company were a corporation duly organized under the General Corporation Law of the State of Delaware (“DGCL”), (ii) such Manager were a director of such corporation and (iii) the Member was a holder of common stock of such corporation; provided however, that each Manager’s personal liability for monetary damages for breach of fiduciary duty shall be deemed to be eliminated or limited to the maximum extent permitted with respect to a director of such a corporation under Section 102(b)(7) of the DGCL.

Section 2.02 Voting; Meetings.

(a)	Each Manager shall have one vote on any matter presented to the Board of Managers. An affirmative vote of a majority of the Board of Managers at a duly called meeting at which a quorum is present shall be required with respect to any matter requiring the approval of the Board of Managers.

(b)	In connection with any matter brought to a vote before the Board of Managers relating to any matter between the Company and a Member or any of its Affiliates as to which a Manager may have a conflict of interest, such Manager shall excuse himself or herself from the meeting and the vote of the Board of Managers on any such matter.

(c)	The Board of Managers shall meet, not less frequently than quarterly, at such times and at such place as may be determined by a majority of the Managers with ten (10) calendar days prior written notice (including by facsimile or electronic transmission) to all Managers, which written notice shall state the agenda of the meeting. Each Manager shall use commercially reasonable efforts to be present at such meetings, in person or by telephone. A quorum for business to be conducted at such meeting shall not be less than a majority of the Managers; provided, that in order to constitute a quorum, each Manager must be represented in person, by telephone or by proxy, and provided further, that if a Manager excuses himself or herself pursuant to Section 2.02(b) a quorum shall be the remainder of those present in person, by telephone or by proxy. A Manager may appoint another Manager to act as his or her proxy at any meeting of Managers and such proxy shall vote as a separate Manager and constitute attendance at the meeting for all purposes.

(d)	Meetings of the Board of Managers may be held through the use of conference telephone or similar communications equipment so long as all Managers participating in such meeting can hear and speak to one another at all times during such meeting, and such participation in a meeting shall constitute presence in person at the meeting.

(e)	Notice of a meeting of the Board of Managers need not be given to any Manager who signs a waiver of notice whether before or after such meeting. The attendance of any Manager at a meeting of the Board of Managers without protesting prior to the conclusion of such meeting the lack of notice of such meeting, shall constitute a waiver of notice by such Manager, provided that such Manager has been given an adequate opportunity at the meeting to protest such lack of notice.

(f)	Any action required or permitted to be taken at any meeting of the Board of Managers may be taken without a meeting if all Managers consent thereto in writing. Any such written consents shall be filed with the minutes of the proceedings.

(g)	In the event of a vacancy is created on the Board of Managers, any action required or permitted to be taken at any meeting of the Board of Managers may be taken without a meeting if all the remaining Managers consent thereto in writing.

Section 2.03 Committees. The Board of Managers shall initially have a compensation committee and the Board of Managers may create additional committees of the Board of Managers from time to time. Each committee shall conduct such reviews and make such reports and recommendations to the Board of Managers as are necessary regarding any matter requiring the approval of the Board of Managers but shall not exercise any power and authority of the Board of Managers, unless otherwise expressly provided in this Agreement or subsequently delegated by resolution of the Board of Managers.

Section 2.04 Affiliate Transactions. All transactions between the Company and its officers, Managers, Members and their respective Affiliates shall be approved by a majority of the Board of Managers and shall be on terms no less favorable in the aggregate to the Company than could be obtained in an arm’s length transaction involving unaffiliated third parties.

Section 2.05 Officers. On the date hereof, the chief executive officer shall be Chris Lischewski. The Board of Managers may appoint or may authorize the chief executive officer or president to appoint any other officers including, without limitation, vice presidents, a secretary, an assistant secretary, a treasurer and/or an assistant treasurer.

Section 2.06 Management Policies. The chief executive officer, president and other officers of the Company shall develop and implement management policies consistent with the general policies and programs established by the Board of Managers.

Section 2.07 No Member Participation in Control. No Member shall participate in the control of the Company’s business, transact my business in the Company’s name, or have the power to sign documents for or otherwise bind the Company; provided, however, the Member shall have the consent, voting and other rights expressly provided herein. The taking of any such acts by the Member, any of its Affiliates, or any officer, director, employee, agent or trustee of any Member, in their capacity as such, whether or not representatives of the Member participated in such acts, shall not affect, impair or eliminate the limitations on the liability of the Member under the Act or this Agreement.

Article III.

PROFITS, LOSSES AND DISTRIBUTIONS

Section 3.01 Profits and Losses. In general, a Member’s share in the profits and losses of the Company shall be in accordance with its respective Percentage Interest. So long as BB Holdings is the sole Member of the Company, it is the intent of such Member that the Company will be treated as a disregarded entity for Federal income tax purposes, and state income tax purposes to the extent permissible. The Member shall treat all profits and losses of the Company as its own profits and losses for Federal income tax purposes and, if applicable, state income tax purposes.

Section 3.02 Distributions. Subject to the Act and other applicable law, the Member shall cause the Company to distribute funds to the Member at the Member’s discretion.

Article IV.

INDEMNIFICATION

Section 4.01 Limited Liability. Except as otherwise provided under the Act and except as may be provided in any other agreement between a Member and the Company, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and neither any Member nor any Manager shall have any obligation or liability under this Agreement for any such debt, obligation or liability of the Company solely by such Member being a Member of the Company or solely by such Manager being a member of the Board of Managers. The failure of the Company to observe any of the formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement shall not be grounds for imposing personal liability on any of the Members or the Managers for liabilities of the Company. Except as otherwise provided by the laws of the State of Delaware, the debts, obligations and liabilities of any Member, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liability of such Member and neither any other Member, the Board of Managers (in its capacity as such) (or any Manager) nor the Company shall be obligated or liable under this Agreement for any such debt, obligation or liability of such Member solely by such Member being a Member of the Company.

Section 4.02 Indemnification.

(a)	The Company shall indemnify, defend and hold harmless each Member, each Affiliate of a Member, each officer, director, manager, employee or agent of a Member, of an Affiliate of a Member or of the Company, and each Manager (each an “Indemnified Person” and collectively the “Indemnified Persons”) who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he, she or it is or was an Indemnified Person or is or was serving at the request of the Company as a director, officer, manager, employee or agent of another Person from and against all expenses (including attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with such claim, action, suit or proceeding to the same extent such indemnification would be permitted under the DGCL as if the Company were a corporation and the Managers were directors of such corporation.

(b)	Expenses incurred by an Indemnified Person in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall be ultimately determined by a court of competent jurisdiction from which no further appeal may be taken or the time for appeal has lapsed that such Indemnified Person is not entitled be indemnified by the Company pursuant to the terms and conditions of this Section 4.02.

(c)	The Company shall maintain insurance for indemnification purposes in such reasonable amounts and for such liabilities or exposures customary for similarly situated companies on behalf of, and with respect to, claims asserted against and amounts incurred by Indemnified Persons in their capacities as such or arising out of the fact that such Person was serving at the request of the Company as an officer, director, manager, employee or agent or another Person, whether or not the Company would have the power to indemnify such Indemnified Person against such liability under this Section 4.02.

(d)	The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 4.02 shall continue as to a Person who has ceased to be an Indemnified Person, and shall inure to the benefit of the heirs, executors, administrators and other legal successors of such Person.

(e)	The indemnification provided by this Section 4.02 shall not be deemed exclusive of any other rights to indemnification to which Indemnified Persons may be entitled under any agreement, determination of the Board of Managers or otherwise.

(f)	Any indemnification hereunder shall be satisfied only out of the assets of the Company (including insurance and any other agreements or arrangements pursuant to which the Company and Indemnified Persons are entitled to indemnification), and the Members shall not, in such capacity, be subject to personal liability by reason of these indemnification provisions.

(g)	No Person shall be denied indemnification in whole or in part under this Section 4.02 because such Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Article V.

BANK ACCOUNTS

Section 5.01 All funds of the Company shall be deposited in the name of the Company in such account or accounts as shall be designated by any officer. All withdrawals from such account or accounts are to be made upon written bank instruments which must be signed by an officer of the Company.

Article VI.

BOOKS

Section 6.01 The Company shall keep, at its principal place of business, full and proper ledgers and other books of account in which shall entered all matters relating to the Company, including all income, expenditures, assets and liabilities thereof. Such books shall be kept on a calendar-year basis in accordance with generally accepted accounting principles consistently applied, and shall be closed and balanced at the end of each tax year.

Article VII.

DISSOLUTION; TERMINATION

Section 7.01 Events of Dissolution. The Company shall continue until dissolved by:

(1)	the election of the Member,

(2)	any event that makes it unlawful for the business of the Company to be carried on by the Member; or

(3)	any other event requiring a dissolution of a limited liability company under the Act.

Section 7.02 If the Company is dissolved, the Member shall proceed with reasonable promptness to liquidate the Company. The assets of the Company shall be distributed first to satisfy or provide for the satisfaction of all liabilities of the Company to creditors, including liquidating expenses and obligations, and thereafter to the Members in accordance with their percentage interests.

Section 7.03 Anything to the contrary contained in this Agreement notwithstanding, any Member, or any assignee who becomes a Member, shall not cease to be a Member upon the bankruptcy or dissolution of such Member and shall continue to be a Member until such time as such Member’s membership interests are effectively assigned or transferred and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Article VIII.

MISCELLANEOUS

Section 8.01 Membership Certificates Securities for Purposes of the UCC. The Company hereby irrevocably elects that all membership interests in the Company shall be securities governed by Article 8 of the Uniform Commercial Code as in effect in the State of New York, California and each other applicable jurisdiction.

Section 8.02 Governing Law. This Agreement, and any question, dispute, or other matter related to or arising from this Agreement, will be governed in accordance with the laws of the State of Delaware.

Section 8.03 Assignment. Without the prior consent of the Member, (i) no new or substitute Members shall be admitted to the Company and (ii) no Member shall assign, transfer or otherwise dispose of all or any portion or component of its interest the Company; provided, however, any new or substitute Member receiving the prior consent of the Member set forth in (i) or (ii) shall become a new Member of the Company with full rights and powers as a Member of the Company, including but not limited to all rights to participate in the management of the business and affairs of the Company. Notwithstanding the foregoing, any Member may assign all or any portion or component of its interest in the Company to any subsidiary; direct or indirect, of the Company and such assignee shall be admitted to the Company as of the effective date of such assignment. To the extent any assignment, transfer or other disposition is given effect solely by operation of law, the assignee, transferee or recipient of such disposition, as the case may be, shall possess a mere economic interest only and shall not be admitted to the Company as a substitute Member.

Section 8.04 Assignment to a Lender. Anything to the contrary in this Agreement notwithstanding, any Member may pledge its membership interests (the “Pledged Collateral”) in the Company to (i) Wells Fargo Foothill, LLC or one of its affiliates or related funds, as agent for certain lenders (in such capacity, together with its successors and assigns in such capacity, the “ Senior Agent”) under the credit agreements to which such Member and Senior Agent are a party and (ii) Ares Capital Corporation or one of its affiliates or related funds as agent for certain lenders (in such capacity the “Subordinated Agent”) under the credit agreement to which such Member and Subordinated Agent are a party . In connection with any foreclosure upon or subsequent disposition of such Pledged Collateral by Senior Agent or Subordinated Agent in accordance with the terms and conditions of the loan documents to which such Member and Senior Agent or Subordinated Agent, as applicable, are a party, the assignee shall be admitted as a Member and shall have all of the rights and powers of the Member that previously owned such membership interests without any further consent of any Member. The Member that previously owned such membership interests shall cease to be a Member and shall have no further rights or obligations under this Agreement, except that such Member shall have the right to such information as shall be necessary for the computation of such Member’s tax liability, if any.

Section 8.05 Successors and Assigns. This Agreement binds the Member and its respective distributees, successors, and assigns and any other person claiming a right or benefit under or covered by this Agreement.

Section 8.06 Effectiveness. This Agreement shall be deemed effective as of the date of formation of the Company.

Section 8.07 Amendments. Amendments to this Agreement may be made only by an instrument in writing signed by all Members.

Section 8.08 Severability. If any provision of this Agreement is held to be illegal, invalid, or uneforceable

(a)	that provision will be fully severable and this Agreement will be construed and enforced as if the illegal, invalid, or unenforceable provision had never been part of this Agreement;

(b)	the remaining provisions of this Agreement will remain in full force and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement; and

(c)	in the place of the illegal, invalid, or unenforceable provision, there will be added automatically to this Agreement a legal, valid, and enforceable provision that is as similar to the illegal, invalid, or unenforceable provision as possible.

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IN WITNESS WHEREOF, this Agreement is executed as of the date first set forth above.

THE MEMBER:

Bumble Bee Holdings, Inc.

By:	/s/ Christopher Lischewski
Christopher Lischewski
President & CEO

SCHEDULE I

MEMBER	PERCENTAGE INTEREST
Bumble Bee Holdings, Inc.	100%